UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated June 12, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                 No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 12, 2007, Mittal Steel Company N.V. (“ArcelorMittal”) announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of its current US$590 million buy-back program. This new share buy-back program is aimed at offsetting the issuance of 27 million ArcelorMittal shares that will take place in connection with ArcelorMittal’s mandatory tender offer for Arcelor Brasil S.A. (“Arcelor Brasil”) on June 26, 2007. Further details on the new share buy-back program will be disclosed by ArcelorMittal in a press release that will be published before the program's commencement.

The share buy-back program does not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of ArcelorMittal to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The share buy-back program is not intended to constitute a tender offer by or on behalf of ArcelorMittal for its own class A common shares. ArcelorMittal has taken no steps to allow for a tender offer for its own class A common shares in any jurisdiction.

This document does not constitute an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S Securities Act of 1933. ArcelorMittal has not registered securities or conducted a public offering in the United States in connection with its offer to acquire Arcelor Brasil securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary